EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of consolidated	State or other jurisdiction of	Date of incorporation or	Attributable
subsidiary or entity	incorporation or organization	formation (date of acquisition)	Interest

Griffin Filters, LLC	New York	September 6, 2005 (April 30, 2007)	100%
Cemtrex, Ltd.	Hong Kong	September 4, 2013	100%
ROB Cemtrex GmbH	Germany	August 15, 2013 (October 31, 2013)	100%
ROB Systems, Srl	Romania	November 1, 2013	100%
Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
ROB Cemtrex Assets UG	Germany	May 12, 2016	100%
ROB Cemtrex Automotive GmbH	Germany	May 12, 2016	100%
ROB Cemtrex Logistics GmbH	Germany	May 12, 2016	100%